Merger

VT Opportunity Fund

After the close of business on August 26, 2011, the Fund acquired the net assets of Wells Fargo Advantage VT Core Equity Fund. The purpose of the transaction was to combine two funds with similar investment objectives and strategies.
Shareholders holding Class 1 and Class 2 shares of Wells Fargo Advantage VT Core Equity Fund received Class 1 and Class 2 shares, respectively, of the Fund in the reorganization. The acquisition was accomplished by a tax-free exchange of all of the shares of Wells Fargo Advantage VT Core Equity Fund for 7,007,753 shares of the Fund valued at $115,775,900 at an exchange ratio of 0.77 and 0.76 for Class 1 and Class 2 shares, respectively. The investment portfolio of Wells Fargo
Advantage VT Core Equity Fund with a fair value of $115,698,003, identified cost of $130,800,975 and unrealized losses of $15,102,972 at August 26, 2011 were the principal assets acquired by the Fund. The aggregate net assets of Wells Fargo
Advantage VT Core Equity Fund and the Fund immediately prior to the acquisition were $115,775,900 and $138,830,614, respectively. The aggregate net assets of the Fund immediately after the acquisition were $254,606,514. For financial reporting purposes, assets received and shares issued by the Fund were recorded at fair value; however, the cost basis of the investments received from Wells Fargo Advantage VT Core Equity Fund was carried forward to align ongoing reporting of the Funds realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes.

Assuming the acquisition had been completed January 1, 2011, the beginning of the annual reporting period for the Fund, the pro forma results of operations for the year ended
December 31, 2011 would have been:

Net investment income $ 1,159,297
Net realized and unrealized losses on investments $(2,976,757)
Net decrease in net assets resulting from operations $(1,817,460)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Wells Fargo Advantage VT Core Equity Fund that have been included in the Fund's Statement of Operations since August 29, 2011.